UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                )*

Fangdd Network Group Ltd.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.0000001 Per Share

(Title of Class of Securities)

30712L 109(1)

(CUSIP Number)

Xi Zeng
Room 602, Unit B4, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

Phone: +86 755 2699 8968

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing 375 Class A ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xi Zeng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

161,471,567 ordinary shares(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

161,471,567 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,471,567 ordinary shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Represents 161,396,567 Class B ordinary shares and 75,000 Class C ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands company. ZX INTERNATIONAL LTD is controlled by ZX Rising Ltd, a company incorporated under the laws of British Virgin Islands. ZX Rising Ltd is controlled by ZX Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Xi Zeng is the settlor of ZX Family Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZX International Ltd in the Issuer.

CUSIP No. 30712L 109	Page 3 of 9 Pages

(2) Calculated based on the number in Row 11 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of this Schedule 13D. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by Mr. Xi Zeng represent approximately 26.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZX INTERNATIONAL LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

161,471,567 ordinary shares(3)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

161,471,567 ordinary shares(3)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,471,567 ordinary shares(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%(4)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(3) Represents 161,396,567 Class B ordinary shares and 75,000 Class C ordinary shares directly held by ZX INTERNATIONAL LTD, a British Virgin Islands company.

CUSIP No. 30712L 109	Page 5 of 9 Pages

(4) Calculated based on the number in Row 11 above divided by 2,474,620,706 outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of this Schedule 13D. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to 10,000 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Accordingly, ordinary shares beneficially owned by ZX INTERNATIONAL LTD represent approximately 26.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 30712L 109	Page 6 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Class A ordinary shares, par value $0.0000001 per share, of Fangdd Network Group Ltd., a Cayman Islands company (the “Issuer”), whose principal executive offices are at Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

The Issuer’s ADSs, each representing 375 Class A ordinary shares, are listed on the Nasdaq Global Market under the symbol “DUO.”

Item 2. Identity and Background.

(a) This Statement is being filed jointly by Mr. Xi Zeng and ZX INTERNATIONAL LTD (each, a “Reporting Person,” and collectively, the “Reporting Persons”).

(b) Mr. Xi Zeng is the chairman of the board of directors and chief executive officer of the Issuer. The business address of Mr. Xi Zeng is Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, 518057, People’s Republic of China.

The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands.

(c) Mr. Xi Zeng is a citizen of the People’s Republic of China. His principal occupation is chief executive officer of the Issuer.

ZX INTERNATIONAL LTD is a company incorporated under the laws of the British Virgin Islands. ZX INTERNATIONAL LTD is controlled by ZX Rising Ltd, a company incorporated under the laws of British Virgin Islands. ZX Rising Ltd is controlled by ZX Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Xi Zeng is the settlor of ZX Family Trust, and Mr. Xi Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xi Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer held by ZX INTERNATIONAL LTD.

(d)-(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(c).

Item 3. Source or Amount of Funds or Other Consideration.

On November 30, 2022, ZX INTERNATIONAL LTD entered into a share subscription agreement (the “Subscription Agreement”) with the Issuer, pursuant to which ZX INTERNATIONAL LTD subscribed for 75,000 newly issued Class C ordinary shares of the Issuer, par value US$0.0000001 each, for an aggregate cash consideration of US$238.60. The purchase was funded by existing capital held by the Reporting Persons.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed herewith as Exhibit 7.02 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

CUSIP No. 30712L 109	Page 7 of 9 Pages

The Reporting Persons acquired the ordinary shares reported herein for the purpose of maintaining a stable corporate structure and senior management team within the Issuer, in order to execute long-term business strategies and enable new equity capital financing for the Issuer. The Reporting Persons may, from time to time, make additional purchases of ordinary shares or ADSs of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the ordinary shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in ordinary shares.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses of each Reporting Person to rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 2,474,620,706 ordinary shares of the Issuer as a single class, being the sum of (i) 1,854,607,648 outstanding Class A ordinary shares (excluding 109,123,363 Class A ordinary shares issued to depositary bank for ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), (ii) 619,938,058 outstanding Class B ordinary shares, and (iii) 75,000 outstanding Class C ordinary shares as of the date of this Statement.

Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any ordinary shares or has the right to acquire any ordinary shares.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any ordinary shares of the Issuer that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

On November 30, 2022, ZX INTERNATIONAL LTD entered into a Subscription Agreement with the Issuer, pursuant to which ZX INTERNATIONAL LTD subscribed for 75,000 newly issued Class C ordinary shares of the Issuer, par value US$0.0000001 each, for an aggregate cash consideration of US$238.60. Each Class C ordinary share is entitled to 10,000 votes. Each Class C ordinary shares is convertible into one Class A ordinary share at any time at the option of the holder thereof while Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of such number of Class C ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through a voting proxy or otherwise to any person that is not an affiliate of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person other than an affiliate of such holder, (iii) Mr. Xi Zeng ceasing to be the ultimate beneficial owner of at least 80,698,283 Class A ordinary shares (on an as-if-converted basis) at any time, or (iv) Mr. Xi Zeng being permanently unable to attend board meetings and manage the business affairs of the Issuer as a result of incapacity solely due to his then physical and/or mental condition, Class C ordinary shares held by a holder thereof will be automatically and immediately converted into the same number of Class A ordinary shares. Except for voting and conversion rights, holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares shall rank pari passu with one another and shall have the same rights, preference, privileges and restrictions.

CUSIP No. 30712L 109	Page 8 of 9 Pages

The foregoing description is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed herewith as Exhibit 7.02 and incorporated herein by reference.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
7.01	Joint Filing Agreement
7.02	Share Subscription Agreement, dated November 30, 2022, by and between the Issuer and ZX INTERNATIONAL LTD (incorporated herein by reference to Exhibit 99.1 to the Issuer’s current report on Form 6-K (File No. 001-39109) furnished to the Securities and Exchange Commission on November 30, 2022)

CUSIP No. 30712L 109	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

Xi Zeng	By	/s/ Xi Zeng
Xi Zeng

ZX INTERNATIONAL LTD	By	/s/ Xi Zeng
Name: Xi Zeng
Title: Director